EX 99.1

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco announces the appointment of new Director

VANCOUVER, June 17, 2004 – Netco Energy Inc. (TSXV: NEI) held its Annual General Meeting today and all resolutions placed before the shareholders were approved.

The Company is pleased to announce the appointment of Mr. David Finn to the Board of Directors. Mr. Finn is a Registered Member of the Applied Science Technologists of British Columbia. He currently works as a Petroleum Consultant and has over 30 years of experience in the Oil and Gas Industry. During the last decade Mr. Finn consulted primarily to Gilbert Laustsen Jung Associates Ltd. “GLJ” of Calgary, AB.

Effective June 17, 2004, the Company accepted Mr. John Hislop’s resignation as a Member of the Board of Directors. The Company would like to thank Mr. Hislop for his many years of service.

The Company also announces that it intends to grant stock options to acquire up to an aggregate of 70,000 shares at $0.52 per share for a period of five years from the grant of the options. Of the 70,000 options, 50,000 stock options will be granted to Mr. Finn and 20,000 stock options will be granted to Mr. Weisbeck, the Company's CFO. The stock option grants will be subject to the Company’s stock option plan and to regulatory approval.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

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